May 1, 2006

Securities and Exchange Commission

Special Counsel

Office of Mergers and Acquisitions,

Division of Corporation Finance

100 F Street, N.E.

Washington. D.C. 20549-0303

Attention: Celeste Murphy

Re:	X-Rite, Incorporated
Form S-4 filed on March 23, 2006
File No. 333-132669

Ladies and Gentlemen:

On behalf of X-Rite, Incorporated (the “Company”), please find enclosed Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (Registration No. 333-132669) (the “Registration Statement”). The Amendment is being filed today for the sole purpose of correcting certain EDGAR tagging deficiencies contained in Amendment No. 1 to the Registration Statement filed on May 1, 2006. Except for updating the date of the Registration Statement from April 28, 2006 to May 1, 2006 where appropriate, the Company has not modified or supplemented the disclosures contained in the Registration Statement in any respect. We have added an explanatory note to the cover page of the Registration Statement to this effect.

Very truly yours,

/s/ Heidi J. Steele

Heidi J. Steele

Enclosure